UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

THE ENLIGHTENED GOURMET, INC.
 (Name of Issuer)

Common Stock, par value $.001 per share
 (Title of Class of Securities)

29335P109
 (CUSIP Number)

David C. Thomas
Pryor Cashman Sherman & Flynn LLP
410 Park Avenue
New York, NY 10022
(212) 326-0480
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2006
 (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

1 	NAME OF REPORTING PERSONS

              Charles Morgan Securities, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		03-0461700

2 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [_]

3 	SEC USE ONLY

4 	SOURCE OF FUNDS*

              OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

               [_]

6 	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON
        WITH SOLE VOTING POWER
              9,275,000

8 	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON
        WITH SHARED VOTING POWER
              None

9 	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON
        WITH SOLE DISPOSITIVE POWER
              9,275,000

10 	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON
        WITH SHARED DISPOSITIVE POWER

              None

11 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

              Charles Morgan Securities, Inc. 9,275,000

12 	CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES*

               [  ]

13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.1%

14 	TYPE OF REPORTING PERSON*
              Charles Morgan Securities, Inc.:  BD, CO

1 	NAME OF REPORTING PERSONS

              PCM Industries, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		03-0461696


2 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [_]

3 	SEC USE ONLY

4 	SOURCE OF FUNDS*

              OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

              [_]

6 	CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON
        WITH SOLE VOTING POWER
              PCM Industries Inc.3,975,000

8 	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON
        WITH SHARED VOTING POWER
              None

9 	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON
        WITH SOLE DISPOSITIVE POWER

              PCM Industries Inc.3,975,000

10 	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON
        WITH SHARED DISPOSITIVE POWER

              None

11 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

              PCM Industries Inc.3,975,000

12 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

              [  ]

13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.2%

14 	TYPE OF REPORTING PERSON*

              CO


Item 1. 	Security and Issuer.


This statement relates to the common stock, par value $.001
(the "Common Stock"), of The Enlightened Gourmet, Inc., a Nevada corporation (the "Issuer").

The address of the Issuer's principal executive office is 236 Centerbrook, Hamden, Connecticut 06518.

Item 2. 	Identity and Background.

         (a) (b) (c) The Filing Persons are Charles Morgan Securities, Inc.,
                     a corporation organized under the laws of the state of New York with its principal place of business at 120 Wall Street, New York, NY 10005 and PCM Industries Inc., a corporation organized under the laws of the State of New York with its principal place of business at
                     120 Wall Street, New York, NY 10005, New York, New York.

                     Charles Morgan Securities, Inc. is a registered broker/dealer that provides retail as well as investment banking securities services.

         (d)(e) During the last five years, neither
                Charles Morgan Securities, Inc. nor PCM Industries, Inc.
                has been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such its was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) N/A

Item 3. 	 Source and Amount of Funds or Other Consideration.

Pursuant to an Investment Advisory Agreement entered into as of October 31, 2006 with the Issuer, Charles Morgan Securities, Inc. acquired 13,250,000 shares as compensation for financial advisory services, due diligence, business development, strategic planning and other consulting work to be accomplished not related to any public financing. Under letter agreements between Charles Morgan Securities, Inc. and PCM Industries, Inc., PCM Industries is entitled to receive 30% of all compensation earned by CMS in the form of equity.

Item 4. 	Purpose of Transaction.

The transaction has been effected primarily for compensations of services; however, the Filing Person may also seek to influence management and/or the Board of Directors. Charles Morgan Securities, Inc. has also received a common Stock Purchase Warrant pursuant to a Placement Agreement entered into as of October 31, 2006 for sale of $1,500,000 of 12% Convertible Notes
( convertible into the Company's common stock at the rate of $.05 per share). The Warrant is for shares to be issued to the filing person equal to 10% of the shares issued upon conversion of the Notes (1,000,000 shares) exercisable at $.06 per share. The Charles Morgan Securities, Inc. intends to distribute some amount of its shares to finders and other persons assisting it in placement services.

Item 5. 	Interest in Securities of the Issuer.

         (a) 	As of December 10, 2006, Charles Morgan Securities, Inc. directly owned 13,250,000 shares of the Issuer's Common Stock, representing 17.3% of the outstanding Common Stock of the Issuer. It is contractually obligated to transfer 30% of those share to PCM Industries, Inc., but has not yet effected that transfer.

         (b) 	Subject to completion of the transfer described in item 5(a), each of Charles Morgan Securities, Inc. and PCM Industries Inc. has sole power to vote and dispose of its shares.

         (c)  	Not applicable.

         (d) 	Not applicable.

         (e) 	Not applicable.

Item 6. 	Contracts, Arrangements, Understandings or Relationships with
                Respect to Securities of the Issuer.

	 As indicated in Item 3. Charles Morgan Securities, Inc. has entered into an
         Investment Advisory Agreement as of October 31, 2006 with the Issuer to provide financial advisory services, due diligence,
         business development, strategic planning and other consulting work to be accomplished not related to any public financing for the
         13,250,000 common shares, the Filing person has received .

         As indicated in Item 4. The Filing person has entered into a Placement Agreement on October 31, 2006 for sale of $1,500,000 of 12% Convertible Notes( convertible into the Company's common stock at the rate of $.05 per share). The Warrant is exercisable at $.06 per share for a number of shares equal to 10% of the shares issued upon conversion of the Notes (1,000,000 shares).

Item 7. 	 Material to be Filed as Exhibits .

	The following exhibits are filed herewith:

7.1 	Investment Advisory Agreement, dated as of  October 31, 2006, between the Issuer and Charles Morgan Securities, Inc.
7.2 	Investment Banking Agreement, dated as of October 31, 2006, between the Issuer and the Charles Morgan Securities, Inc.
7.3 	Placement Agreement, dated as of October 31, 2006, between the
        Issuer and Charles Morgan Securities, Inc.
7.4	Letter agreement dated September 30, 2005 between
        Charles Morgan Securities, Inc. and PCM Industries Inc.
7.5	Letter agreement dated December 15, 2005 between
        Charles Morgan Securities, Inc. and PCM Industries Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2006

                  Charles Morgan Securities, Inc.

                  By:/s/ Paul E. Taboada
                  Paul E. Taboada, President/CEO


                  PCM Industries Inc.

                  By:/s/ Paul E. Taboada
                  Paul E. Taboada, President/CEO
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